Exhibit 12.1

Kellogg Company

Computation of Ratio of Earnings to Fixed Charges

		Fiscal Year Ended
(dollars in millions)	October 1, 2015	January 2, 2016	January 3, 2015	December 28, 2013	December 29, 2012	December 31, 2011
Fixed charges:
Interest expense, prior to amounts capitalized	$345	$231	$214	$237	$263	$237
Interest included in interest expense not related to third part)’ indebtedness (interest on uncertain tax positions)	1	—	(3)	(4)	(4)	3
Portions of rental expense representing interest	45	63	59	58	58	55
Less: interest expense related to the early redemption of long-term debt	(153)	—	7	—	—	—
Total fixed charges (B)	$238	$294	$277	$291	$317	$295

Earnings before income taxes	$961	$773	$825	$2,606	$1,325	$1,184
Fixed charges	238	294	277	291	317	295
Interest on uncertain tax positions included in pre-tax income	(1)	—	3	4	4	(3)
Amortization of capitalized interest	2	3	3	3	5	5
Less: interest capitalized	(3)	(4)	(5)	(3)	(2)	(5)

Earnings before income taxes and fixed charges (A)	$1,197	$1,066	$1,103	$2,901	$1,649	$1,476

Ratio of earnings to fixed charges (A/B)	5.0	3.6	4.0	10.0	5.2	5.0